

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Mr. Renato A. Paraiso
Chief Executive Officer
IA Energy Corp.
24328 Vermont Avenue, Suite 300
Harbor City, California 90710

> **Re:   IA Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2017**
> **File No. 333-220706**

Dear Mr. Paraiso:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your prospectus to consistently represent your current state of operations.  On page 2, you state that you have not completed development of your waste-to-energy technologies; however, other disclosure suggests this technology has already been developed.  For example, many of the claims in the Business and Technology Description section such as "IAEC fuels are direct import substitutes for fossil fuels and considerably reduce greenhouse gas emissions without compromising performance" imply the Company is offering products.

Business and Technology Description, page 2

2.   Please revise this section to describe the business plan of the company.  For example, you disclose many opportunities and possibilities in this section but you do not disclose how the Company intends to act on these opportunities.  Please only disclose those business

plans the company can realistically achieve in the short term.  If these are long term goals which require raising significant capital, please explain this and clarify the fact that there is no assurance you will ever reach these goals.

Electricity, page 3

3.      Please clarify the link between the power issues in the Philippines and the Company.  It appears, without the technology in place to address these problems, the information presented in this section and the next pursuant to the Philippines is unrelated to your current business.

Introduction, page 4

4.      In this section, you appear to make the case that renewable energy has grown exponentially, indicating that the Company has significant competition.  However, you do not disclose how the Company will fit within this competitive field or why its products will be more cost effective or attractive. Please revise to elaborate on the company's competitive position.

Pyrolysis, page 5

5.      You state that this technology has been implemented for 40 years and that other large companies are using the technology.  Please explain how the company intends to operate in this field.   Does the Company intend to purchase a Trommel unit and if so, under what terms will it operate on a landfill site?  Again, if this is a long term business objective requiring resources you currently do not have, please make this clear in your disclosure.

Directors, Executive Officers, Promoters, and Control Persons, page 22

6.      We note your disclosure that Mr. Paraiso is the President and Chief legal counsel for "one of the world's leading waste to energy companies whose business involves the development, production, deployment and operation of its proprietary technology"; please clarify whether you are referring to IA Energy.  If so, please revise this disclosure to be consistent with the disclosure that you have neither revenue nor proprietary protection for your technology.  In addition, you state in the summary that the company was not incorporated until 2016 and that the former sole officer and director was Mr. Munoz.  Please make conforming changes on page 24.

7.      Please revise the year each director started serving in such capacity to match your narratives.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>Liquidity and Capital Resources, page 32</u>

8.      We note your disclosure that you are presently seeking additional debt and equity financing to provide sufficient funds for payment of obligations incurred and to fund your ongoing business plan. Please expand your disclosure to include the total anticipated costs of your business plan, as well as the amount of your anticipated cash requirements over the next twelve months.

<u>Certain relationships and related transactions, page 35</u>

9.      Please disclose any prior relationship between OZS and current or former officers and directors of the company.

10.      Please file the agreement with OZS Management Consultancy Services as an exhibit.

<u>Exhibit 5.1; Legality Opinion</u>

11.      Please include the number of shares of common stock your opinion covers.

<u>Exhibit 10.1; Sublease Agreement</u>

12.      Please file the executed version of this agreement with all terms included.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction